Exhibit 4.4

Description of Common Stock of RCI Hospitality Holdings, Inc.

The holders of Common Stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of RCI Hospitality Holdings, Inc. (the “Company”). The holders of Common Stock have the sole right to vote, except as otherwise provided by law or by the Company’s Articles of Incorporation, including provisions governing any Preferred Stock. The Common Stock does not have any cumulative voting, preemptive, subscription or conversion rights. General stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented; provided, however, that directors are elected by a plurality of the votes cast by stockholders entitled to vote at a meeting in which a quorum is represented. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Subject to the rights of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding.